

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 30, 2016

Via E-mail
James W. Blake
President and Chief Executive Officer
HarborOne Bancorp, Inc.
770 Oak Street
Brockton, MA 02301

> **Re:** **HarborOne Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2016**
> **File No. 333-209944**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Subscription and Community Offering Prospectus Cover Page

2. In the first paragraph of your disclosure, you state that you intend to contribute 1.2% of your outstanding shares of common stock to a new charitable foundation. To the extent that the issuance of such shares is being registered under the registration statement, please revise your disclosure to properly identify the registration of these shares. In this regard,

we note that in the Calculation of Registration Fee table you list 13,912,356 as the total number of shares being registered, and the opinion of counsel (Exhibit 5.1), states that you are registering up to 361,360 shares of the company's common stock to be contributed to the charitable foundation. In an appropriate section of the filing, clarify whether the 1.2% of your outstanding shares of common stock, represents a percentage of the shares outstanding prior or after the offering takes place.

3.   Please revise your disclosure in the fourth paragraph to indicate that the orders are subject to a maximum limit, in addition to a minimum order limited. In this regard, we note your disclosure on page 5.

Summary

Steps We May Take If We Do Not Receive Orders For The Minimum Number of Shares, page 6

4.   You disclose that if you extend the offering beyond the extension date, you will notify subscribers of the extension time. We note similar disclosure starting on page 99. Please explain, and to the extent necessary revise your disclosure to describe, how you will notify your subscribers.

Special Note Regarding Forward-Looking Statements, page 23

5.   We note your reference to the Private Securities Litigation Reform Act in the first paragraph of this section. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to statement made by a registrant that is not subject to the reporting requirements of either Section 13(a) or Section 15(d) of the Exchange Act. Accordingly, please either delete your reference to the Private Securities Litigation Reform Act, or state that the Private Securities Litigation Reform Act does not apply to the statements made in connection with this offering. Please refer to Section 27A(a)(1) of the Securities Act.

Business of HarborOne Bank

Market Area, page 41

6.   Please revise your disclosure in the last paragraph on page 41 to provide the basis for your statistical information regarding household income and unemployment rates.

Executive and Director Compensation

Executive Compensation

Summary Compensation Table, page 87

7.   We note footnotes (1) and (2). Please disclose the plan(s) under which the deferred bonuses were granted, the date of the grant, and the material terms of each grant, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule, as applicable. In this regard, we note the "Deferred Compensation Plan" disclosure on page F-36. In addition, please identify the actual amount of the deferred portion of the bonus for Mr. Blake, and explain why you have excluded from disclosure the deferred portion of the bonus for Mr. Casey. For guidance, please refer to Item 402(o) of Regulation S-K.

8.   Please explain, and to the extent necessary revise your disclosure to describe, how you calculated the $928,678 in loss benefits for Mr. Blake.

Part II – Information Not Required in Prospectus

Signatures, page II-6

9.   Please revise the signature page to include the signature of your controller or principal accounting officer in accordance with Instruction 1 to the Signatures section of Form S-1.

Exhibit Index

Exhibit 8.1

10.   Please direct counsel to delete its assumption "that the merger of Mutual Bank into Stock Bank will qualify as a merger under the applicable laws of Massachusetts" and its limitation on reliance as to a person in the final sentence of its opinion. It is inappropriate to assume any legal conclusion underlying these opinions and to limit reliance on the opinions expressed. Please refer to Section III.C.3. and Section III.D.1. of Staff Legal Bulletin No.19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Cara Lubit, Staff Accountant, at (202) 551-5909 or Stephanie Sullivan, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Samantha M. Kirby, Esq.